UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

United Retail Group, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(together with the associated right to purchase
one one-hundredth of a share of
Preferred Stock, $.001 par value per share)
(Title of Class of Securities)

911380103
(CUSIP Number)

Raphael Benaroya
c/o United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, NJ 07662
(201) 909-2000
(Name, Address and Telephone Number of Person Authorized to Receive Communications)

May 21, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

SCHEDULE 13D

CUSIP NO. 911380103

1.     NAME OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

          RAPHAEL BENAROYA

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)  [ ]   (b)  [X]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:

          00

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [    ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.

7.     NUMBER OF SOLE VOTING POWER:

          2,473,374 - See Item 5

8.     SHARED VOTING POWER:

          0

9.     SOLE DISPOSITIVE POWER:

          2,473,374

10.     SHARED DISPOSITIVE POWER:

          185,000 - See Item 5

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,658,374 - See Item 5

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

          [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9% - See Item 5

14.     TYPE OF REPORTING PERSON:

          IN

SCHEDULE 13D

This Amendment No. 13 amends and supplements the Schedule 13D originally filed on July 12, 1993 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, $.001 par value per share (together with the associated right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, the “Shares”), of United Retail Group, Inc., a Delaware corporation (the “Issuer”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

  The reporting person may be deemed to beneficially own an aggregate of 2,658,374 Shares, including 637,172 Shares which the reporting person has the right to acquire within 60 days. However, the 637,172 Shares the reporting person has the right to acquire includes 185,000 Shares that are held in a deferred compensation account under the United Retail Group, Inc. Supplemental Retirement Savings Plan (“SRSP”) for his benefit. The reporting person may not be deemed to be the beneficial owner of the Shares held in the SRSP for his benefit. These Shares can not be distributed from the SRSP unless and until the SRSP is approved by the Issuer’s stockholders.

  Assuming that all 2,658,374 Shares are considered to be outstanding, they represent 19.9% of the Company’s outstanding Shares. However, the reporting person is uncertain at this time whether the 185,000 Shares held in the SRSP are considered to be outstanding in accordance with generally accepted accounting principles (“GAAP”) and Delaware law, which depends on GAAP treatment, in part.

  The aggregate number of Shares beneficially owned by the reporting person excludes 57,500 Shares donated to and held by a private charitable foundation, as to which the reporting person disclaims beneficial ownership.

  The reporting person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,473,374 Shares. The reporting person is uncertain at this time whether he has the power to direct the vote of 185,000 Shares held in the SRSP, which may be considered to be treasury shares. The reporting person has the right to request that the 185,000 Shares held in the SRSP be disposed of by the trustee under the SRSP, ADP Investor Services, provided, however, that these Shares can not be distributed to him by the SRSP unless and until the SRSP is approved by the Issuer’s stockholders.

  The reporting person did not effect any transaction involving Shares during the last 60 days except that, at the request of the reporting person, the trustee under the SRSP purchased 185,000 Shares for the benefit of the reporting person at a price of $2.17 per share plus brokerage commissions on the NASDAQ Stock Market on May 21, 2004.

  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the reporting person except with respect to Shares pledged to secure payment of indebtedness of the reporting person on a margin account with a brokerage firm and except that the Shares held by the SRSP are the property of the Issuer and are subject to the claims of corporate creditors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2004 By: /s/ RAPHAEL BENAROYA Name: Raphael Benaroya